15046089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC

SEC FILE NUMBER
8-68358

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MCS Capital Markets LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Knox **(212) 659-2022**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mm

KW 3/13

AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MCS Capital Markets LLC for the year ended December 31, 2014 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Knox — February 27 2015
Signature — Date

Financial and Operations Principal
Title

Subscribed and sworn to before me,

On this 27 th day of February, 2015

Laura Jo Snyder

LAURA JO SNYDER
Notary Public - State of New York
No. 01SN6098730
Qualified in Kings County
My Commission Expires Sep. 22, 2015

MCS Capital Markets LLC
(A wholly owned subsidiary of Merchant Capital Solutions LLC)
(SEC I.D. No. 8-68358)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MCS Capital Markets LLC

We have audited the accompanying statement of financial condition of MCS Capital Markets LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MCS Capital Markets LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

MCS CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	38,848,206
Syndication fees receivable		1,080,488
Prepaid expenses and other assets		403,317
TOTAL ASSETS	$	40,332,011

LIABILITIES AND MEMBER'S CAPITAL

Income tax payable	$	370,000
Due to related party		476,963
Accounts payable and accrued expenses		398,395
Total liabilities		1,245,358
Member's capital		39,086,653
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	40,332,011

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

MCS Capital Markets LLC (the "Company"), a wholly owned subsidiary of Merchant Capital Solutions LLC (the "Parent or MerchCap"), is a limited liability company that was formed under the laws of Delaware. The Company was formerly named Sevara Capital Markets LLC and was a subsidiary of Sevara Partners, LLC ("Sevara") from its inception on June 22, 2009 through January 13, 2013. Effective on January 14, 2013 the Company was acquired by Merchant Capital Solutions LLC. On January 24, 2013 the Company changed its name from Sevara Capital Markets LLC to MCS Capital Markets LLC. MerchCap is a joint venture partially owned by KKR Capital Markets Holdings LP ("KCMH") which is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). KCMH provides certain administrative services to MerchCap and the Company pursuant to certain service agreements. The Company provides principal and agency-based capital markets services to mid-market and sponsor-backed companies. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

During May 2013, the Company received regulatory approval from FINRA to participate in firm underwriting commitments. The Company's primary operations are to provide capital markets, advisory and underwriting services to third party companies seeking to raise capital through the public or private capital markets.

2. Summary of Significant Accounting Policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. These estimates include the allocated syndicate deal expense to be offset against outstanding Syndication fees receivable for certain underwritings. Actual results could differ materially from these estimates.

Investment banking revenue
Syndication fees receivable, presented in the accompanying Statement of Financial Condition, are recorded net of related estimated syndicate deal expenses.

Cash and cash equivalents
The Company considers its investments in money market funds to be cash equivalents if the original maturities are 90 days or less. Cash and cash equivalents are held by a single financial institution and are subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such

cash equivalents, totaling $36,843,934, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Financial instruments not measured at fair value

Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Syndication fees receivable, Prepaid expenses and other assets, and Accounts payable and accrued expenses.

Income tax

The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, state and local income tax purposes. The Parent is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2014, these differences were immaterial.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators. As of December 31, 2014 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2011 through 2013.

Related party and affiliate transactions

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Effective January 15, 2013 the Company entered into a services agreement with KCMH (the "Services Agreement") whereby KCMH and its affiliates provide services, office facilities, office equipment, and personnel reasonably necessary to operate the business of the Company. The Services Agreement stipulates that substantially all compensation costs, occupancy costs, and other shared facility costs (the "Covered Costs") are paid fully by KCMH. All other direct costs of the

Company such as professional fees, regulatory fees, insurance, and business travel are paid by the Company (the "Reimbursable Costs"). To the extent that such allocable costs are Reimbursable Costs, the Company will reimburse KCMH and its affiliates or the Parent. To the extent that such allocable costs are Covered Costs, the Company will not be required to reimburse KCMH and its affiliates for the expense. Accordingly, the Company records such Covered Costs as noncash capital contributions.

During 2014, the Company and a lending affiliate collectively entered into financing commitments for certain loans resulting in the Company earning various fees to the extent the financing obligations were syndicated to third parties or were otherwise replaced with securities offerings effected by the Company.

During 2014, the Company and a related party entered into various fee sharing arrangements for services rendered in connection with the arrangement of certain credit facilities and bonds.

KCMH is a participant in KKR's self-insured medical insurance plan; accordingly, all eligible employees of KCMH, who provide services to the Company, are covered under the plan.

Additionally, KKR and its affiliates allocate certain noncash compensation to the Company which is recorded by the Company as noncash capital contributions. See Note 3, "Profit Sharing Plans" and Note 4, "Equity-Based Compensation" for further discussion on noncash compensation.

3. Profit Sharing Plans

Certain employees of KCMH, who provide services to the Company, are participants in KKR's defined contribution plan. KKR contributes up to a maximum of 10% of each employee's eligible compensation up to a maximum of $20,000 per employee per annum.

With respect to a KKR affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of KCMH, who provide services to the Company, a portion of the carried interest earned in relation to these funds as part of its carry pool. The KKR affiliate currently allocates approximately 40% of the carry it receives from these funds and vehicles to its carry pool. The Company records compensation costs related to carry pool allocations incurred by such affiliate on behalf of the KCMH employees who provide services to the Company. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions.

4. Equity-Based Compensation

Certain employees of KCMH, who provide services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. Units are granted to individuals by such affiliates, and the Company records allocated compensation costs incurred by such affiliates on behalf of the Company. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable and deemed a Covered

Cost; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the KCMH employees participate.

KKR Holdings Units
Eligible employees of KCMH, who provide services to the Company, have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and transfer restrictions, and allow for the ability to exchange the Holding Units into units of its publicly traded affiliate, KKR & Co., L.P. (the "Common Units"), on a one-for-one basis. Except for any Holdings Units that were deemed fully vested on the date of grant, Holdings Units are subject to service based vesting over a period of up to five years. Transfer restriction periods, if applicable, will last for a minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold at least 25% of their vested interests. Upon separation from the Company and KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

Compensation expense on Holdings Units is calculated based on the fair value of a Holdings Unit determined using the closing price of the Common Units on the grant date. The grant date fair value of unvested Holdings Units is discounted for the lack of participation rights in the expected distributions on such Holdings Units, which ranges from 8% to 57%, depending on the vesting period for the Holdings Unit, multiplied by the number of unvested Holdings Units on the grant date. Additionally, the calculation of compensation expense associated with unvested Holdings Units assumes a forfeiture rate of up to 8% annually based upon expected turnover by employee class. As of December 31, 2014, there was $0.16 million of estimated unrecognized compensation expense related to these unvested Holdings Units. That cost, subject to revised allocation amounts in future periods, is expected to be fully recognized by 2016.

Restricted Equity Units
Grants of restricted equity units in KKR Holdings ("REU's") have been made to professionals, support staff and other personnel of KCMH who provide services to the Company. The vesting of REU's occurs in installments up to five years from the date of grant. Holders of unvested REU's participate in distributions received by KKR Holdings during this vesting period. As of December 31, 2014 there was no unrecognized compensation expense related to REU's.

Public Equity Units
Under the KKR & Co., L.P. 2010 Equity Incentive Plan, KKR granted awards to employees of KCMH, who provide services to the Company, that relate to Common Units which vest over a period of up to five years from the date of grant. Compensation expense on these awards is calculated based on the fair value of Common Units on the grant date. The grant date fair value of unvested Common Units is discounted for the lack of participation rights in the expected distributions on such Common Units, which ranges from 8% to 57%, depending on the vesting

period for the awards, multiplied by the number of unvested Common Units on the grant date. Additionally, the calculation of compensation expense by the Company, associated with unvested Common Units assumes a forfeiture rate of up to 8% annually based upon expected turnover by employee class.

As of December 31, 2014, there was approximately $3.3 million of estimated unrecognized compensation expense related to unvested awards granted to employees of KCMH that provide services to the Company. That cost, subject to revised allocation amounts in future periods, is expected to be fully recognized by 2017.

5. Regulatory Requirements

The Company is subject to the Alternative Standard which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2014 the Company had net capital of $36,865,970 which exceeded the required net capital of $250,000 by $36,615,970.

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules. The adoption of the amendments did not have a material impact on the Company or its financial statements.

6. Subsequent Events

The Statement of Financial Condition was approved by management and available for issuance on February 27, 2015. Subsequent events have been evaluated through this date.

* * * * *

Deloitte.

RECEIVED
SEC MAIL PROCESSING
MAR 0 2 2015
WASH, D.C. 201 SECTION

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MCS Capital Markets LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MCS Capital Markets LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2015

Exemption Report

MCS Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the period from June 1, 2014 through December 31, 2014 without exception.

MCS Capital Markets LLC

I, John Knox, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Financial and Operations Principal

February 27, 2015